

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2012

Via E-mail
James D. Davidson, III
President and Chief Executive Officer
California Gold Corp.
4515 Ocean View Boulevard, Suite 305
La Canada, California 91011

> **Re: California Gold Corp.**
> **Registration Statement on Form S-1**
> **Filed February 10, 2012**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 14, 2012**
> **File No. 333-179466**

Dear Mr. Davidson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Explain to us each of the following items:

    - who prepared the registration statement;
    - what basis the preparer had or source(s) upon which it relied in drafting the prospectus;
    - who created the business plan which is described;
    - how and when your officers first contacted representatives from Mexivada; and

- whether Messrs. Davidson, Duggan, and Rector, and any others participating in the preparation of the registration statement have visited the La Viuda Concessions property and if so, when such visit(s) took place.

We may have additional comments based on your responses.

2. If any of the following individuals has any experience in the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission, describe the particulars to us in necessary detail. This comment refers to any and all of the following individuals:

- officers;
- directors;
- named legal counsel;
- those responsible for your officers' connection with the Company or Mexivada; and
- any others who participated in the preparation of the prospectus disclosure in the registration statement.

3. If any of those identified in the bullet points in the above comment has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves, please describe the circumstances to us in necessary detail. We may have additional comments.

4. As you may be aware, there have been acquisitions or business combinations involving public start-up mining companies which have no reserves. It appears that at least some of these acquisitions or combinations result in the change of the business initially described in the prospectus filed by the start-up company with the Commission. If accurate, and with a view toward disclosure, confirm to us that Messrs. Davidson, Duggan, and Rector did not purchase shares or agree to serve as an officer or director of the Company at least in part due to a plan, agreement, or understanding that they would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. Also confirm that they have no such present intention, if true.

5. Please disclose if you have any current plans, proposals or arrangements, written or otherwise, to seek a business combination with another entity.

6. We note that you are registering 25 million shares of common stock to be offered by the company at terms to be determined in the future and included in a prospectus supplement. It appears that the company is trying to conduct a shelf registration offering when the

company is not eligible to conduct a shelf offering. Please revise the Form S-1 throughout to provide the terms of the company offering and the information required by Form S-1, such as use of proceeds, determination of offering price, capitalization, dilution, plan of distribution, etc. Please note that we may have additional comments once we review the revised disclosure.

Prospectus Cover page

7. Please revise to include the last reported sale price of your common stock and the date.

8. The subject to completion legend required by Item 501(b)(10) of Regulation S-K only refers to the selling shareholder offering. Please revise to also cover the primary offering by the company.

Table of Contents, page i

9. Please provide the dealer prospectus delivery obligation, as required by Item 502(b) of Regulation S-K.

Summary, page 1

10. Please disclose the total amount of the "certain cash payments and share issuances" that are required to acquire up to the 80% interest in the AuroTellurio Property.

11. Please provide the disclosure required by Item 503(b) of Regulation S-K.

Other Risks, page 18

12. Please remove this section. The risk factors section should disclose all known material risks.

Selling Shareholders, page 19

13. You indicate that broker-dealers or affiliates of broker-dealers are indicated by footnote. However, we do not see them identified. Please revise or advise. Also, please specify for each selling shareholder whether they are a broker-dealer or affiliate of a broker-dealer.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Description of Business, page 30

14. We note that the first cash payment, share issuance and the $750,000 exploration expenditure were due on the anniversary of the agreement dated February 11, 2011.

Please clarify whether you met these requirements by the first anniversary of the agreement.

15. Please clarify the statement that Minera Teloro was reported in the past to be a subsidiary of First Solar. Please clarify whether Minera Teloro is in fact currently a subsidiary of First Solar or remove the disclosure.

16. Please discuss in greater detail your planned exploration of the La Viuda Concessions.

Compliance with Government Regulation, page 32

17. Please revise to discuss in greater detail the government and environmental regulations to which you are subject. Describe the effect of existing or probable governmental regulations on your business. See Item 101(h)(4)(viii), (ix) and (xi) of Regulation S-K.

Directors, Executive Officers, Promoters and Control Persons, page 37

Executive Officers and Directors, page 37

18. Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the individuals identified should serve as a directors for the company at the time that the disclosure is made. See Item 401(e)(1) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 39

19. Please revise to identify the natural persons who maintain voting or investment control over each entity listed in the table.

Executive Compensation, page 42

20. The disclosure on page 45 indicates that the options under the 2007 plan were granted on July 27, 2011. Please revise the summary compensation table to reflect the valuation of the options, as required by Item 402(n)(2)(vi) of Regulation S-K. Similarly, please provide the information required by Item 402(r) of Regulation S-K for the outside director.

21. We note the disclosure on page 45 regarding the administrative services agreement with ICS, affiliated with your COO. Please provide your detailed analysis as to why this would not be considered indirect compensation of your COO. Item 402 requires disclosure of all compensation, direct and indirect.

Certain Relationships and Related Transactions, page 45

22. Please include all transactions required to be disclosed by Item 404 of Regulation S-K. For example, we note the disclosure in the footnotes to the financial statements. In addition, please provide the total dollar amounts paid to related parties in each of the transactions discussed in this section for the time periods required by Instruction 2 to Item 404(d).

Description of Securities, page 52

23. The statement that "each outstanding shares of our common stock is duly authorized, fully paid and non-assessable" is a legal conclusion you are not qualified to make. Either attribute this statement to counsel and file counsel's consent or delete it.

24. Specify the "limited exceptions" that would allow a holder to convert preferred stock and exercise 2010/2011 warrants that would result in beneficial ownership in excess of 9.99%.

Legal Matters, page 56

25. Please provide the disclosure required by Item 509 of Regulation S-K.

Index to Financial Statements, page F-1

Financial Statement Updating

26. Please update your financial statements pursuant to Rule 8-08 of Regulation S-X, as applicable.

Notes to Financial Statements, page F-7

Note 2 – Summary of Significant Accounting Policies, page F-7

Mineral Rights, Exploration and Development Costs, page F-7

27. We note your accounting policy for exploration and development costs indicates that you capitalize exploration costs after the point at which you determined that economically recoverable reserves exist on the property. Under U.S. GAAP it is important to distinguish between exploration and development costs, and to ensure correlation of these terms with your reserve findings. The costs incurred after mineral reserves have been established are commonly developmental in nature, when they relate to constructing the infrastructure necessary to extract the reserves, preparing the mine for production, and are on this basis capitalized. On the other hand, exploratory costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already

found, and should be expensed as incurred. Please revise your disclosure to clarify and quantify the amount of any exploration costs you have capitalized under your policy.

Note 3 – Mining Rights, page F-9

28. We note on page seven that to acquire each 20% block of interest in the La Viuda Concessions ("Property"), you need to make certain annual cash payments to Mexivada and invest US $750,000 each year. We further note on page seven that as a result of the closing of your 2010/2011 private placement, you have sufficient funds to finance the first year $750,000 of your La Viuda Concessions exploration program under the Mexivada AuroTellurio Option Agreement, which will trigger the vesting of your first 20% interest in the Property. Based on your disclosures, it appears to us that you have not yet made the required first year investment of $750,000 to trigger your first 20% interest in the Property. Please confirm our understanding and, if so, revise your footnotes to clearly disclose that the required investment of $750,000 was not made and that you did not have a 20% interest in the Property as of each balance sheet date.

Item 15. Recent Sales of Unregistered Securities, page II-2

29. Please remove the incorporation by reference from this section, as the company does not meet the requirements for incorporation by reference and this Item requirement is not available for incorporation by reference. Please provide the disclosure required by Item 701 of Regulation S-K for the past three years.

Signatures

30. Please revise to identify your controller or principal accounting officer. See Signatures Instruction 1 to Form S-1.

Exhibits

31. Please file the agreement with MPX Geophysics Ltd. as an exhibit.

32. Exhibit 3.3 is filed in improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Please file your exhibit properly with your next amendment. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

33. We are unable to locate Exhibits 4.4, 10.5, as currently incorporated by reference. Please revise or advise.

34. Please revise the legality opinion to state the jurisdiction upon which you are opining.

35. Exhibit 10.22 is missing Schedule B. Please file the exhibit in its entirety.

36. We note that you have filed a number of exhibits in the form of the agreement, rather than the executed agreement. Please file the executed agreements or advise.

Form 10-K

37. Please amend your Form 10-K to comply with the comments issued on the Form S-1, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Craig Arakawa, Staff Accountant, at (202) 551-3650, or John Archfield, Staff Accountant, at (202) 551-3315, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or Pamela Howell, Special Counsel, at (202) 551- 3357, with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Paul C. Levites, Esq.